# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESTABLISHMENT LABS HOLDINGS INC., CIK 0001688757
CUSIP: G31249108
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: Building B23 and 25 Coyol Free Zone,, Alajuela, Costa Rica (G2), 20101
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 2,390,951; shared voting power 0; sole dispositive power 2,390,951; shared dispositive power 0; aggregate amount beneficially owned 2,390,951 (8.27% of the class)
  Comment: (1) Calculated based on 28,917,254 common shares, no par value ("Common Shares") outstanding as of May 8, 2025, as reported by Establishment Labs Holdings Inc. (the "Issuer") in its Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 9, 2025.

## Item 1. Issuer
Name of issuer: ESTABLISHMENT LABS HOLDINGS INC.
Address of issuer's principal executive offices: Building B23 and 25, Coyol Free Zone, Alajuela, Costa Rica 20101

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority
Address of principal business office or, if none, residence: Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.
Citizenship: Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,390,951
Percent of class: 8.27%
Sole power to vote or to direct the vote: 2,390,951
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,390,951
Shared power to dispose or to direct the disposition:
0

The percentage in this Item 4 has been calculated based on 28,917,254 Common Shares outstanding as of May 8, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on May 9, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Item 7 Information
Exhibit B Certificate of Incumbency

## Signatures
- Qatar Investment Authority: /s/ Andrew Watkins, Andrew Watkins**/Associate General Counsel, Head of Compliance (05/13/2025)
Comment: **Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 02, 2022, and included as Exhibit B hereto.